SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                        Commission File Number 000-23291
                           NOTIFICATION OF LATE FILING

      (Check One): |X| Form 10-KSB Form 11-K |_| Form 20-F |_| Form 10-Q |_| Form N-SAR

                         For Period Ended: June 30, 2002

|_| Transition Report on Form 10-K        |_| Transition Report on Form 10-Q
|_| Transition Report on Form 20-F        |_| Transition Report on Form N-SAR
|_| Transition Report on Form 11-K

       For the Transition Period Ended:  _______________________________________

      Read attached instruction sheet before preparing form. Please print or type.

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

      If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: ________________________

                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant DigiTEC 2000, Inc.
Former name if applicable n/a
Address of principal executive office (Street and number) 99 Madison Avenue City, state and zip code New York, New York 10016

                                     PART II
                             RULE 12b-25 (b) AND (c)

      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

            (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|X|         (b)   The subject annual report, semi-annual report, transition
                  report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

            (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

      State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

      Registrant suffered the loss of its President and Chief Executive Officer. To date, the Company has not been able to hire a Chief Executive Officer and the Company's Chief Operating Officer has assumed the duties of the Chief Executive Officer and Chief Financial Officer. The Company remains understaffed in its financial positions. In addition, the Company has encountered delays in completing the compilation of the year-end consolidated financial statements. For the foregoing reasons, the Company could not complete the filing within the prescribed time frame without unreasonable effort and expense.

                                     PART IV
                                OTHER INFORMATION

      (1) Name and telephone number of person to contact in regard to this notification

                 Diego Roca                       212.944.8888
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                  (Name)                    (Area Code) (Telephone Number)

      (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                                  |X| Yes |_| No


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      (3) Is it anticipated that any significant change in results of operations for the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                  |_| Yes |X| No

      If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                               DigiTEC 2000, Inc.
--------------------------------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date  September 30, 2002                    By    /s/ Diego Roca
      ------------------                      --------------------------------
                                              Name: Diego Roca
                                              Title: Chief Financial Officer


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